UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: March 8, 2011

	By:	/s/ Alexander Izosimov
	Name:	Alexander Izosimov
	Title:	Chief Executive Officer

On January 17, 2011, VimpelCom Ltd. (“VimpelCom”) announced that its Supervisory Board gave its final approval for the proposed combination of VimpelCom and WIND TELECOM S.p.A. (formerly Weather Investments S.p.A.) (the “Transaction”). A special general meeting of VimpelCom shareholders to approve certain proposals in relation to the Transaction (the “Special General Meeting”) is scheduled to take place on March 17, 2011. The formal notice of the Special General Meeting was issued by VimpelCom on January 17, 2011 and a proxy statement (the “Proxy Statement”) in relation to the Special General Meeting was furnished to the U.S. Securities and Exchange Commission (the “SEC”) as Exhibit 99.1 to VimpelCom’s Report of Foreign Private Issuer on Form 6-K on February 15, 2011.

VimpelCom is furnishing to the SEC on the attached Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (the

“Form 6-K”) a press release, which was issued on March 7, 2011.

This Form 6-K shall be deemed to be incorporated by reference into the Proxy Statement.

Exhibit List

99.1	Press Release, dated March 7, 2011.

Exhibit 99.1

VIMPELCOM ANNOUNCES PAYMENT OF AN INTERIM DIVIDEND

UNDERSCORING ITS COMMITMENT TO A STRONG DIVIDEND POLICY

Amsterdam and New York (March 7, 2011) – VimpelCom Ltd. (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services, announced that its Supervisory Board declared the payment of a dividend of US$0.19 per American depositary share (“ADS”) in relation to its interim 2010 results. Each ADS represents one common share. The total interim dividend payment will be approximately US$250 million. In December 2010, the Company paid a US$600 million dividend relating to its interim 2010 results, and the Company expects to pay an additional dividend in relation to its final 2010 results later this year.

Alexander Izosimov, the CEO of VimpelCom, commented: “This interim dividend reflects the financial strength of the company and further underscores the fact that while we continue to build our growth platform we are committed to maximizing total returns to our shareholders through strict adherence to our dividend policy. We will also continue to assess opportunities for special dividends in the future.”

The record date for the Company’s shareholders entitled to receive interim dividends has been set for March 17, 2011. The Company will make appropriate tax withholdings of up to 15% when the dividend is paid to the Company’s ADS depositary, The Bank of New York Mellon. The dividend will be paid by the Company before March 31, 2011.

VimpelCom Ltd. consists of telecommunications operators providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom Ltd. group is headquartered in Amsterdam and has operations in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Georgia, Armenia, Kyrgyzstan, Vietnam and Cambodia, covering territory with a total population of about 345 million. VimpelCom Ltd. operating companies provide services under the “Beeline” and “Kyivstar” brands. VimpelCom Ltd.’s ADSs are listed on the New York Stock Exchange under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company’s expectation to pay a dividend in relation to its final 2010 results. These forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate its Ukrainian operations and other newly-acquired businesses and other factors. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s proxy statement furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K on February 15, 2011, the risk factors described in the Company’s registration statement on Form F-4 filed with the SEC, OJSC VimpelCom’s public filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2009, and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: +31 (0)20 79 77 200 (Amsterdam)	Tel: 1-617 897-1533
Tel: + 7 495 974-5888 (Moscow)	mateo.millett@fd.com
Investor_Relations@vimpelcom.com